VIA EDGAR

May 7, 2021

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeff Kauten, Staff Attorney
Jan Woo, Legal Branch Chief
Lisa Etheredge, Senior Staff Accountant
Robert Littlepage, Accounting Branch Chief

Re:	Similarweb Ltd.
Registration Statement on Form F-1 (as amended) (File No. 333-255262)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Similarweb Ltd. (the “Registrant”) that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on May 11, 2021, or as soon thereafter as practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[SIGNATURE PAGES FOLLOW]

J.P. MORGAN SECURITIES LLC

By:	/s/ Bianca Buck
	Name:	Bianca Buck
	Title:	Vice President

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Israel Halpert
	Name:	Israel Halpert
	Title:	Managing Director

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
	Name:	Victoria Hale
	Title:	Authorized Signatory

JEFFERIES LLC

By:	/s/ Natti Ginor
	Name:	Natti Ginor
	Title:	Head of Israel Investment Banking

As Representatives of the several Underwriters.
[Signature Page to Acceleration Request (Underwriters)]